Contact

www.linkedin.com/in/
stephanielaflora (LinkedIn)

Top Skills

Marketing
Creative Writing
Digital Strategy

Certifications

Integrity Based Leadership [CNC]
Inbound Marketing

Stephanie LaFlora (Sinish)

Beauty Tech Platform Co-Founder - Transforming the Textured Hair Industry
Boulder

Summary

10+ years of experience as a business and brand strategist for SaaS, enterprise, media, finance, tech, retail and social services organizations.

I'm passionate about uncovering the authentic voice of brands and telling brand and user stories through multi-platform outlets.

As a digital business consultant, I have helped companies with great vision, articulate their mission, purpose and strategy to funders and partners, closing over $4 Million in funding in the past 2 years for small businesses.

I've always rooted for the underdog, working tirelessly behind the scenes. I'm on a mission to help impact organizations increase funding, improve their brand, and better reach their authentic network.

Today you can find me at Crownhunt, a beauty tech startup I founded, the eCommerce platform transforming the textured hair experience, by making it easier for stylists to access relevant online classes and community to scale their business. Today's underdog I'm betting on -- hair entrepreneurs.

Experience

Crownhunt
Co-Founder, CEO
April 2021 - Present (1 year 4 months)
Denver, Colorado, United States

Crownhunt is transforming the textured hair experience, by making it easier for everyone to discover and purchase relevant education, products, services and tools.

With 65% of consumers having curly to coily hair textures, this eCommerce marketplace introduces data-driven efficiency in an emerging market and powerful direct to consumer opportunities.

We've grown to over 1500 members, who are stylists across the country and have partnered with celebrity hair stylists to bring them the best education in the business.

Gloo

9 years 2 months

Brand & Product Marketing Strategy

January 2019 - February 2022 (3 years 2 months)

Boulder, CO

- Co-develops product launch strategies and related cross-channel marketing, messaging, and PR
- Co-develops strategy for brand partnerships across verticals in the following categories: Data research, behavioral addiction and recovery, technology, finance and philanthropy
- Develops and coordinates execution for targeted cross-channel marketing campaigns to drive meaningful growth and brand awareness. Channels include: Facebook, Google, conferences, email, thought leaders and partnerships.

Demand Generation Marketing Manager

January 2017 - December 2018 (2 years)

Boulder,

- Co-developed regional marcom strategies & executions for print, social media, online advertising, search, and content syndication in b2b markets in US.

- Coordinated with sales, marketing, product, and media agencies to boost leads by 275%, which resulted in more than double the overall customer based in the same time frame.

Content & Business Strategist

January 2013 - January 2017 (4 years 1 month)

Provides content strategy within the brand and as a consultant developing content strategies for enterprise, media, finance, tech, and social services organizations.

Supervises campaigns, acting as a liaison between clients and internal creative/marketing, product, and tech teams.

Oversees multi-platform user centered design testing, conducts market research and employee training to establish KPIs and best practices for user engagement and optimization.

Performs business analysis and presents digital strategy solutions using Gloo SAAS platform to clients.

Urban Ministries, Inc. (UMI)
Brand & Content Strategist
August 2007 - June 2012 (4 years 11 months)
Greater Chicago Area

Worked strategically with internal brands and sales to set campaign strategies, set campaign budgets, and managed deadlines to ensure efficient and profitable campaign execution.

Planned content calendar, produced original blog and video content for new brand targeting millennials and increased monthly visitors by 1000%

Education

Loyola Marymount University
Bachelor of Fine Arts (BFA), Screenwriting · (2005 - 2009)